AGREEMENT, as of April 1, 2011, between Nina Lannan
Associates, Inc. ("General Manager"), 230 West 41st Street, Suite 1703, New York, New York 10036 and Empire BA LLC ("Producer"), c/o Marquee Ventures, 240 West 44th Street, New York, NY 10036, with respect to the initial first class production (the "Initial Production") and all subsequent productions of the musical play titled "Empire" (the "Play") in North America in accordance with the terms and conditions hereinafter set forth.

	WHEREAS, the Producer possesses all rights to produce the Play;

	WHEREAS, the Producer desires the General Manager to supervise and manage the proposed Initial Production (with an anticipated Broadway opening in 2011-2012) and any subsequent productions of the Play in North America, produced by, produced in association with or under the auspices of, assigned and/or licensed by, Producer (collectively the "Productions");

	WHEREAS, the General Manager is in the business of managing theatrical productions and desires to be the General Manager of the Initial Production and any subsequent Productions in North
America;

	NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the parties hereby agree as follows:

1.	ENGAGEMENT.  Producer hereby engages General Manager, and
General Manager hereby agrees to provide its services as General Manager for all Productions of the Play in North
America. General Manager's services hereunder shall continue so long as a production of the Play is running in North America and shall be deemed to end four (4) weeks after the completion of the load-out of the final
Production in North America. General Manager's services hereunder are nonexclusive and Producer specifically acknowledges that General Manager may be rendering services to others during the term of this Agreement.

2.	DUTIES.  General Manager will perform to the best of
General Manager's abilities and with all due diligence, the services of a General Manager for a first-class production.
 These duties include, but are not limited to preparing budgets, negotiating for actors, directors, designers, theatre(s), advising on publicity and advertising layouts, working in conjunction with attorneys on author's options and financing documents, and generally being available as a consultant to the Producer.

3.	COMPENSATION.  With respect to services rendered, General
Manager shall receive as entire aggregate compensation, the following:

(a)	A fee of Sixty Five Thousand Dollars ($65,000) for the
first-class production to be paid as follows:
*	One-Fourth ($16,250) to be paid upon execution of
this Agreement;
*	One-Fourth ($16,250) to be paid four (4) weeks prior
to the first rehearsal of the first-class
production;
*	One-Fourth ($16,250) to be paid no later than the
first paid public performance out -of-town;
*	One-Fourth ($16,250) to be paid no later than the
first paid public performance on Broadway.

(b)	In addition to the compensation specified above, the
following fees will also be charged if applicable:
*	Two Thousand Dollars ($2,000) for a one-week
reading;
*	Three Thousand Five Hundred Dollars ($3,500) for a
two-week reading;
*	Two Thousand Five Hundred Dollars ($2,500) weekly
for each week of a workshop production, plus a non-obligatory additional workshop fee to be discussed and negotiated in good faith based on the size and
scope of the workshop production;
*	Twenty-five Thousand Dollars ($25,000) to supervise
a LORT production should a representative from General Manager's office be required to be onsite for rehearsal, load-in and preview weeks, or Ten
Thousand Dollars ($10,000) to supervise a LORT production should no onsite presence be required.

(c)	A weekly general management fee of Four Thousand Seven
Hundred Fifty Dollars ($4,750) commencing four (4) weeks prior to the first rehearsal of the first-class production and continuing through four (4) weeks following the close of the production. Commencing one
(1) year after the official opening of the Play, said weekly fee shall increase by One Hundred ($100) US
Dollars annually. The weekly fee shall be paid during any dark time hiatus of eight (8) weeks or less between a commercial out-of-town production and the first-class production. If the hiatus exceeds eight (8) weeks, eight
(8) weeks will be paid. Payment for work performed post-closing and beyond the four (4) week closing period shall be determined in good faith. Should a financial audit be required, additional compensation shall be negotiated in good faith.

(d)	Net profit participation in the amount of one percent
(1.0%) of the production's net profits.

All fees and weekly payments set forth above are predicated upon a Broadway opening in 2011 or 2012, and dates beyond
2012 may require a revision of fees and weekly payments to be negotiated in good faith.

4.	TRAVEL EXPENSES.  Any time General Manager's services are
required outside of New York City for the Play, Producer shall pay for first-class hotel accommodations for either
Nina Lannan or Amy Jacobs and/or any other mutually approved member of General Manager's staff plus One Hundred
Dollars ($100) for each day, plus transportation and reimbursement for all other reasonable expenses (other than living expenses) incurred by General Manager on behalf of the Play. Producer agrees to negotiate in good faith if, at a future time, such per diem payment proves inadequate.


5.	EXPENSES.  Prior to the first rehearsal of the Play,
Producer shall reimburse General Manager for any and all documented expenses incurred by General Manager on behalf of the Play including, but not limited to local and long distance phone service, messengers, postage, photocopying and faxing. General Manager shall submit monthly bills for such documented expenses.

Commencing with the first rehearsal of the Play, Producer shall pay General Manager a weekly fee of Five Hundred
Fifty Dollars ($550) to cover all office expenses incurred by General Manager on behalf of the Play including local and long distance phone service, messengers, postage, photocopying, faxing, and paper and office supplies. This amount shall not include overnight shipping charges or third party vendor conference call and/or videoconference charges, which shall be billed separately. Any other extraordinary expenses incurred by General Manager on behalf of Producer which would not be considered part of regular office expenses (including, but not limited to car services and rentals) shall not be covered by these weekly payments, and General Manager shall submit monthly bills to Producer for all such expenses.

6.	COMPANY MANAGERS.  In addition to the compensation set
forth above, Producer will pay for the services of a Company Manager and an Assistant Company Manager for each production, chosen by General Manager, subject to Producer's approval, which shall not be unreasonably withheld. Said Company Manager shall continue on payroll until two (2) weeks following the close of each such production, and the Assistant shall continue on payroll until the final performance of each such production. In the event of a workshop production, a Company Manager (with no Assistant) will also be hired for the workshop starting one week prior and continuing until one week after the workshop.

7.	ADDITIONAL PRODUCTIONS.  It is specifically understood and
agreed that General Manager shall have the right to be engaged as General Manager for any and all productions of the Play produced by, in association with, under the auspices of, and/or license or assignment by Producer in North America, including without limitation, Broadway, all North American touring, non-touring, first-class, and bus-and-truck productions. If Producer licenses or assigns its rights to produce any Production to any third party, Producer shall include, as a condition of any such transaction, that the Producer's licensee or assignee shall assume Producer's obligations hereunder to engage General
Manager to furnish services pursuant to the financial and other terms described herein if General Manager elects to be so engaged. General Manager shall be paid the weekly general management fee set forth in paragraph 3(c) herein and the royalty set forth in paragraph 3(d) herein for each subsequent production for which general management services are provided.

8.	CREDIT.  General Manager shall receive for every production
of the Play of which it is the General Manager the following credit on the title page of the Playbill, in all programs and wherever and whenever full billing appears:

GENERAL MANAGEMENT
NINA LANNAN ASSOCIATES

	In addition, General Manager's biography will appear in the Playbill, all programs and souvenir books of every production of the Play of which General Manager renders services as General Manager, the contents of said biography to be subject to General Manager's prior approval, not to be unreasonably withheld.

9.	TERMINATION.  If Producer fails to substantially perform
its duties hereunder, including but not limited to any failure to raise or provide necessary funding for the Play, or is in breach of any material provision of this Agreement, General Manager may terminate this Agreement without prejudice to any of its accrued rights under this Agreement by giving thirty (30) days' written notice to Producer. Upon such termination, General Manager shall be entitled to receive earned and unpaid amounts owed pursuant to this Agreement as of the time of termination, and in any event General Manager shall receive an amount totaling no less that the full General Management fee set forth in paragraph 3(a) herein.

	If General Manager fails to substantially perform its duties hereunder or is in breach of any material provision of this Agreement, Producer shall give written notice of any such failure or breach to General Manager, General Manager shall have ten (10) days to cure any failure or breach. In the event such failure or breach is not cured within this time, Producer may terminate General Manager's services. Such termination shall be deemed a "for cause" termination. Upon such termination, General Manager shall be entitled to receive earned and unpaid amounts owed pursuant to this Agreement as of the time of termination. Subsequent to the commencement of rehearsals for the first-class production, Producer may only terminate General Manager's Agreement "for cause."

	Prior to commencement of rehearsals for the first-class production, if Producer terminates General Manager's services for any reason other than "for cause" or complete abandonment of the project, General Manager shall be entitled to: (1) retain all payments made to General
Manager prior to the termination, (2) receive the unpaid balance, if any, of the $65,000 general management fee, and
(3) receive a termination fee in the amount of $30,000.

10.	LOCATION.  It is understood that the General and Company
Managers will work out of the General Manager's office at the location of General Manager's choice. It is understood that the books and records related to matters customarily administered by the General Manager will be maintained at the office of the General Manager.

11.	RELATIONSHIP OF PARTIES.  Nothing in this Agreement shall
be deemed to create a partnership, joint venture, or other similar relationship between General Manager and the Producer. The Producer hereby acknowledges that in all dealings with third parties, respecting the production of the Play, General Manager is acting as the authorized agent of the Producer. General Manager is not responsible for any debts, costs, taxes, expenses, obligations, or liabilities of the Producer and/or any production of the Play. The Producer holds General Manager and its officers, directors, shareholders, employees and agents harmless and indemnifies General Manager and such others against any and all charges, expenses (including, without limitation, reasonable counsel fees and disbursements), damages, liabilities and claims made against General Manager or such others by reason of the production and presentation of the Play, or resulting from or based upon any action taken by General Manager or such others in good faith. General
Manager and Nina Lannan shall be named as additional insureds on each Production's insurance policies.

12.	DISPUTE RESOLUTION.  Any dispute arising out of, in
connection with or in relation to this Agreement or its interpretation or any breach thereof shall be determined and settled by arbitration before a single arbitrator in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereunder may be entered in the highest court of the forum, state or federal, having jurisdiction.

13.	APPLICABLE LAW.  This Agreement shall be interpreted under
the laws of the State of New York, applicable to agreements to be wholly performed in such state.

14.	NO WAIVER.  No waiver by either party hereto of any failure
by the other party to keep or perform any covenant or condition of this Agreement shall be deemed a waiver of any preceding or succeeding breach of the same, nor of any other covenant or condition of the Agreement.

15.	ASSIGNMENT.  Neither party may assign this Agreement except
to an entity of which the applicable undersigned is a Principal and only if provided such entity assumes all of the obligations required of the assigning party hereunder.

16.	COMPLETE AGREEMENT.  This Agreement, incorporates the
entire understanding of the parties, and may not be changed, modified or terminated orally.

      IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.



AGREED TO AND ACCEPTED BY:

	Nina Lannan Associates, Inc.	Empire BA LLC


      _________________________
	______________________________
	Nina Lannan	Ricky Stevens


	__________________________
	_____________________________
	Date							Date
GENERAL MANAGEMENT AGREEMENT
"EMPIRE"

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GENERAL MANAGEMENT AGREEMENT
"EMPIRE"

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